UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 2)

Minerva Surgical, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

60343F106
(CUSIP Number)

Accelmed Partners II L.P.
Ugland House, South Church Street
PO Box 309
Grand Cayman KY1-1104, Cayman Islands
Attn: Uri Geiger
(305) 854-6815

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 28, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Accelmed Partners II L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
122,189,638(1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
122,189,638(1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
122,189,638(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
68.8%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) As a result of the potential Contribution (as described in Item 4 in the Prior Schedule 13D (defined below)), the Reporting Person may be deemed to be a member of a group for purposes of Section 13(d) of the Act.  The Reporting Person disclaims beneficial ownership of all shares of common stock, $0.001 par value per share (the “Common Stock”), of Minerva Surgical, Inc. (the “Issuer”) reported as beneficially owned by stockholders of the Issuer other than the Reporting Persons.

(2) The calculation of the foregoing percentage is based on 177,573,152 shares of Common Stock outstanding on September 14, 2023 as represented by the Issuer in the Share Purchase Agreement (the “Purchase Agreement”), by and between Accelmed Partners II L.P. and the Issuer, dated September 28, 2023.

1	NAMES OF REPORTING PERSONS
Accelmed Partners II GP L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
122,189,638(1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
122,189,638(1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
122,189,638(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
68.8%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) As a result of the potential Contribution (as described in Item 4 in the Prior Schedule 13D (defined below)), the Reporting Person may be deemed to be a member of a group for purposes of Section 13(d) of the Act.  The Reporting Person disclaims beneficial ownership of all shares of Common Stock reported as beneficially owned by stockholders of the Issuer other than the Reporting Persons.

(2) The calculation of the foregoing percentage is based on 177,573,152 shares of Common Stock outstanding on September 14, 2023 as represented by the Issuer in the Purchase Agreement.

1	NAMES OF REPORTING PERSONS
Accelmed Partners II, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
122,189,638(1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
122,189,638(1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
122,189,638(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
68.8%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) As a result of the potential Contribution (as described in Item 4 in the Prior Schedule 13D (defined below)), the Reporting Person may be deemed to be a member of a group for purposes of Section 13(d) of the Act.  The Reporting Person disclaims beneficial ownership of all shares of Common Stock reported as beneficially owned by stockholders of the Issuer other than the Reporting Persons.

(2) The calculation of the foregoing percentage is based on 177,573,152 shares of Common Stock outstanding on September 14, 2023 as represented by the Issuer in the Purchase Agreement.

1	NAMES OF REPORTING PERSONS
Uri Geiger

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
122,189,638(1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
122,189,638(1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
122,189,638(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
68.8%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) As a result of the potential Contribution (as described in Item 4 in the Prior Schedule 13D (defined below)), the Reporting Person may be deemed to be a member of a group for purposes of Section 13(d) of the Act.  The Reporting Person disclaims beneficial ownership of all shares of Common Stock reported as beneficially owned by stockholders of the Issuer other than the Reporting Persons.

(2) The calculation of the foregoing percentage is based on 177,573,152 shares of Common Stock outstanding on September 14, 2023 as represented by the Issuer in the Purchase Agreement.

Explanatory Note

This Amendment No. 2 to the statement on Schedule 13D (this “Amendment No. 2”) amends and supplements the statement on Schedule 13D filed on February 9, 2023 (the “Initial Schedule 13D”) and the Amendment No. 1 to the statement of Schedule 13D filed on July 6, 2023 (the “Amendment No. 1”, and collectively with the Initial Schedule 13D, the “Prior Schedule 13D”) and relates to the shares of Common Stock. The Initial Schedule 13D as amendment by Amendment No. 1 and this Amendment No. 2 are collectively referred to as the “Schedule 13D.”

Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Prior Schedule 13D. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Prior Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the the Prior Schedule 13D is hereby supplemented with respect to the five year period preceding this Amendment No. 2 by the following:

(d)-(e) None of Accelmed Partners II L.P. (“Accelmed LP”), Accelmed Partners II GP L.P. (“Accelmed GP”), Accelmed Partners II, LLC (“Accelmed LLC”) and Uri Geiger (collectively, the “Reporting Persons”) nor any manager or executive officer of the Reporting Persons, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

 On September 28, 2023, the Issuer and Accelmed LP entered into the Purchase Agreement for the sale of an aggregate of 97,751,711 shares (the “Shares”) of Common Stock in a private placement (the “September 28, 2023 Private Placement”), at an offering price of $0.2046 per share, for aggregate consideration of $20,000,000.07. It is contemplated that these acquisitions will be funded with the working capital of Accelmed LP.

Item 4.	Purpose of Transaction.

Item 4 of the Initial Schedule 13D is hereby amended and restated in its entirety as follows:

The response set forth in Item 3 hereof is incorporated by reference in their entirety.

In connection with a contemplated refinancing by the Issuer of its Loan and Security Agreement, dated as of October 8, 2021, by and among the Issuer, the Canadian Imperial Bank of Commerce, and each other person party thereto, as a borrower from time to time, as amended (the “Loan and Security Agreement”, and such refinancing, the “Refinancing”), it is expected that potential lenders shall require as a condition to the Refinancing that the Issuer complete a equity financing of at least $20,000,000 prior to the Refinancing (the “Lender’s Refinancing Condition”).

Upon the closing of the September 28, 2023 Private Placement, the Reporting Persons will each beneficially own 79.9% of the issued and outstanding shares of Common Stock, based upon 177,573,152 shares of Common Stock issued and outstanding on September 14, 2023, as reported by the Issuer in the Purchase Agreement.

The September 28, 2023 Private Placement is not being conducted in conjunction with any Take Private Transaction, but rather to satisfy the Lender’s Refinancing Condition. The closing of the September 28, 2023 Private Placement is subject to the condition that the terms of the Refinancing are acceptable to Accelmed LP, in its sole and absolute discretion, and other customary closing conditions.  The closing of the September 28, 2023 Private Placement may not take place prior to October 28, 2023.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Initial Schedule 13D is hereby amended as follows:

The information set forth on the cover pages of this Amendment No. 2 is incorporated by reference in its entirety into this Item 5.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 of this Amendment No. 2 is incorporated by reference in its entirety into this Item 6 and amends and supplements Item 6 of the Prior Schedule 13D accordingly.

Item 7.	Material to be Filed as Exhibits.

The following documents are filed as exhibits hereto:

99.1
Share Purchase Agreement, dated as of September 28, 2023, by and between Minerva Surgical, Inc. and Accelmed Partners II L.P. (incorporated by reference to Exhibit 10.1 of Minerva Surgical, Inc.’s Current Report on Form 8-K, filed with the SEC on September 28, 2023).

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 28, 2023
ACCELMED PARTNERS II L.P.

By Accelmed Partners II GP L.P., its general partner

By Accelmed Partners II, LLC, its general partner

	By:	/s/ Uri Geiger
Name: Uri Geiger
Title: Managing Partner

ACCELMED PARTNERS II GP L.P.

By Accelmed Partners II, LLC, its general partner

	By:	/s/ Uri Geiger
Name: Uri Geiger
Title: Managing Partner

ACCELMED PARTNERS II, LLC

	By:	/s/ Uri Geiger
Name: Uri Geiger
Title: Managing Partner

/s/ Uri Geiger
Uri Geiger, an adult individual